Exhibit 99.6

CONSENT OF EXPERT
May 22, 2026
Eldorado Gold Corporation
United States Securities and Exchange Commission
Ladies and Gentlemen:
Re: Eldorado Gold Corporation
I, Jessy Thelland, do hereby consent to:

(1)the inclusion in this Current Report on Form 6-K of Eldorado Gold Corporation (the “Company”) of the scientific and/or technical information relating to the Company’s Quebec projects contained in the Company’s 2026 Notice of Annual Meeting of Shareholders and Management Proxy Circular (the “Technical Information”) being filed with the United States Securities and Exchange Commission (the “SEC”) under cover of Form 6-K; and

(2)the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent, the use of my name and the Technical Information into (i) the Company’s Registration Statement on Form F-10 (333- 288100) and (ii) the Company’s Registration Statements on Form S-8 (Nos. 333-261772, 333-103898, 333-107138, 333-122683, 333-145854, 333-153894, 333-160349, 333-176184, 333-180504, 333-197861, 333-230600 and 333-288421), and any amendments thereto, filed with the SEC.

By:	/s/Jessy Thelland
Jessy Thelland, géo (OGQ No. 758)
Eldorado Gold Corporation
Regional Director, Strategic Development Mining Projects